EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT

I, Ryan M. Hershberger, certify that:

(a)    A review of the Servicer’s activities and of its performance under the applicable servicing agreement during the period from January 1, 2023 to December 31, 2023 has been made under my supervision.

(b)    To the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the applicable servicing agreement in all material respects throughout the aforementioned period.

Dated March 21, 2024

/s/ Ryan M. Hershberger
Ryan M. Hershberger Assistant Treasurer of Ford Motor Credit Company LLC, as Servicer of Ford Credit Floorplan Master Owner Trust A